Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: HSN, Inc.

Subject Company: HSN, Inc.

Commission File No.: 001-34061

On August 3, 2017, HSN, Inc. (“HSNi”) filed its quarterly report on Form 10-Q and issued a press release, announcing the results for the second quarter ended June 30, 2017 for HSN, Inc., which included the following information relating to the transaction contemplated by HSNi’s July 5, 2017 agreement with Liberty Interactive Corporation (“Liberty”) pursuant to which Liberty has agreed to acquire the approximately 62% of HSNi it does not already own in an all-stock transaction (the “Merger Agreement”):

•	HSNi entered into merger agreement with Liberty and will be combined with the QVC Group creating North America’s third largest eCommerce retailer.

•	On July 6, 2017, HSNi and Liberty jointly announced that they had entered into the Merger Agreement. The transaction is currently expected to be completed in the fourth quarter of 2017.

•	The current year results include approximately $5.3 million in transaction costs related to the Merger Agreement.

•	“As we prepare for the pending acquisition by Liberty, we remain committed to our strategies to improve performance both in the short and long term. Our key priorities remain: acquiring and retaining customers via a robust and relevant product portfolio, optimizing our digital platforms and improving efficiencies throughout the business, all to drive consistent shareholder value creation,” added Mr. Rod Little, HSNi’s Chief Financial Officer.

•	HSNi incurred approximately $5.3 million in transaction costs related to the Merger Agreement in the second quarter of 2017.

•	As a result of the pending merger contemplated by the Merger Agreement, HSNi has agreed not to make additional repurchases.

•	Under the terms of the Merger Agreement, HSNi may continue to pay regular dividends on a quarterly basis not to exceed $0.35 per share provided that such dividends may not be paid using funds borrowed specifically for that purpose.

•	At the closing of the merger contemplated by the Merger Agreement, Liberty will issue to HSNi shareholders 1.65 shares of Series A QVC Group common stock for each share of HSNi common stock outstanding (other than shares held by Liberty and its wholly-owned subsidiaries), for a total of approximately 53.4 million shares of Series A QVC Group common stock, resulting in former HSNi shareholders, excluding Liberty and its wholly-owned subsidiaries, owning approximately 10.6% of the QVC Group's undiluted equity and 6.9% of the QVC Group’s undiluted voting power, based on information provided by Liberty regarding the number of shares outstanding as of April 30, 2017. Upon closing, the Liberty Board of Directors will be expanded by one to include one director from the HSNi Board of Directors; this director will be selected by Liberty.

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The transaction is subject to HSNi shareholder approval, regulatory approvals and the satisfaction of other customary closing conditions. The parties currently expect the transaction to close in the fourth quarter of 2017. As a result of the pending merger with Liberty, the Board of Directors of HSNi has suspended its search for a successor Chief Executive Officer.

•	On July 5, 2017, in connection with the transactions contemplated by the Merger Agreement, HSNi amended its shareholder rights plan. The amendment provides, among other things, that the announcement of the pending merger with Liberty and the related Merger Agreement will not cause the rights to become exercisable. The rights will expire and the shareholders rights plan will terminate immediately prior to the consummation of the pending merger with Liberty.

•	The various uncertainties and contractual restrictions while the merger is pending may cause disruption and may make it more difficult to maintain relationships with employees, vendor partners and customers.

•	Failure to complete the merger could negatively impact the price of shares of HSNi common stock, as well as HSNi’s respective future businesses and financial results.

The Merger Agreement contains a number of conditions that must be satisfied or waived prior to the completion of the merger. There can be no assurance that all of the conditions to the merger will be so satisfied or waived. If the conditions to the merger are not satisfied or waived, Liberty and HSNi will be unable to complete the merger.

If the merger is not completed for any reason, including the failure to receive the required approvals of HSNi’s stockholders, HSNi’s business and financial results may be adversely affected as follows:

o	HSNi may experience negative reactions from the financial markets, including negative impacts on the market price of shares of HSNi common stock;

o	HSNi may experience negative reactions from employees;

o	HSNi may be required to pay a termination fee under certain circumstances, as provided in the Merger Agreement; and

o	HSNi will have expended time, resources and incurred transactions costs, including in the form of legal, accounting and financial advisory fees, that could otherwise have been spent on HSNi’s existing businesses and the pursuit of other opportunities that could have been beneficial to HSNi, and HSNi’s ongoing business and financial results may be adversely affected.

•	We will be subject to various uncertainties and contractual restrictions while the merger is pending that may cause disruption and may make it more difficult to maintain relationships with employees, vendor partners and customers.

Uncertainty about the impact of the merger on employees, vendors and customers may have an adverse effect on us. Although we intend to take steps designed to reduce any adverse effects, these uncertainties may impair our ability to attract, retain and motivate key personnel until the merger is completed and for a period of time thereafter, and could cause customers, vendors and other third parties to seek to change existing business relationships with us.

Employee retention and recruitment may be challenging before the completion of the merger, as employees and prospective employees may experience uncertainty about their future roles with the combined company. If, despite our retention and recruiting efforts, key employees depart or prospective key employees fail to accept employment with us because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined company, our financial results could be adversely affected.

HSNi does not currently have a CEO, HSNi is currently managed by the Office of the Chief Executive which consists of three HSNi executives. As a result of the Merger Agreement, HSNi has suspended its search for an external candidate to serve as CEO. The lack of a permanent CEO could negatively impact the results of operations and financial condition of HSNi.

The pursuit of the merger and the preparation for the integration may place a significant burden on management and internal resources. The diversion of management’s attention away from day-to-day business concerns and any difficulties encountered in the transition and integration process could adversely affect our financial results.

In addition, the Merger Agreement restricts us, without Liberty’s consent, from making certain acquisitions and taking other specified actions until the merger closes or the Merger Agreement terminates. These restrictions may prevent us from pursuing otherwise attractive business opportunities and making other changes to our business before completion of the merger or termination of the Merger Agreement.

•	HSNi will incur significant transaction and related costs in connection with the merger, which may be in excess of those anticipated by HSNi.

HSNi has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the Merger Agreement, including the costs and expenses of filing, printing and mailing the proxy statement/prospectus; employee retention costs; fees paid to financial, legal and accounting advisors and filing fees. These costs, as well as other unanticipated costs and expenses, could have a material adverse effect on the financial condition and operating results of HSNi. Many of these costs will be borne by HSNi even if the merger is not completed.

•	The Merger Agreement limits HSNi’s ability to pursue alternatives to the merger.

The Merger Agreement contains provisions that may discourage a third party from submitting an acquisition proposal to HSNi that might result in greater value to HSNi’s stockholders than the merger. These provisions include a general prohibition on HSNi soliciting or, subject to certain exceptions relating to the exercise of fiduciary duties by our Board of Directors, entering into discussions with third parties regarding, any acquisition proposal for a competing transaction.

•	The Merger Agreement may be terminated in accordance with its terms and the merger may be delayed or not be completed, reducing or eliminating the benefits that HSNi expects to achieve.

The Merger Agreement contains a number of conditions that must be fulfilled in order to complete the merger. Those conditions include, among others: (i) the receipt of requisite regulatory approvals including approval from the Federal Communications Commission (“FCC”) and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements (“HSR”) Act of 1976; (ii) the adoption of the Merger Agreement by the holders of at least a majority of the outstanding aggregate voting power of HSNi stock, voting together as a single class; (iii) the accuracy of representations and warranties made by each party under the Merger Agreement (subject to the materiality standards set forth in the Merger Agreement); and (iv), Liberty’s and HSNi’s performance of their respective obligations under the Merger Agreement in all material respects. These conditions to the closing of the merger may not be fulfilled in a timely manner or at all, and, accordingly, the merger may be delayed or may not be completed.

Although Liberty and HSNi currently believe they should be able to obtain in a timely manner the required approvals from the FCC and the expiration or termination of the waiting period applicable under the HSR Act, they cannot be certain when or if they will be obtained or, if obtained, whether they will require terms, conditions or restrictions not currently contemplated that will be detrimental to the surviving company after the completion of the merger. In addition, if the merger is not completed by April 5, 2018 (subject to an extension to October 5, 2018 under certain circumstances identified in the Merger Agreement), either Liberty or HSNi may choose not to proceed with the merger and the parties can mutually decide to terminate the Merger Agreement at any time, before or after stockholder approval.

In addition, Liberty and HSNi may elect to terminate the Merger Agreement in certain other circumstances. The merger is subject to a number of conditions beyond our control that may prevent, delay or otherwise materially adversely affect the completion of the merger. We cannot predict whether and when these conditions will be satisfied. Any delay in completing the merger could cause the combined company not to realize some or all of the synergies that we and Liberty expect to achieve if the merger is successfully completed within the expected time frame.

•	Even if HSNi and Liberty complete the merger, the combined company may fail to realize all of the anticipated benefits of the proposed merger.

The success of the merger will depend, in part, on Liberty’s ability to realize the anticipated benefits and cost savings from combining HSNi’s and Liberty’s businesses. The anticipated benefits and cost savings of the merger may not be realized fully or at all, or may take longer to realize than expected or could have other adverse effects that HSNi and Liberty do not currently foresee. Some of the assumptions that Liberty has made, such as the achievement of operating synergies and revenue growth opportunities, may not be realized. The integration process may, for each of HSNi and Liberty, result in the loss of key employees, the disruption of ongoing businesses or inconsistencies in standards, controls, procedures and policies. There could be potential unknown liabilities and unforeseen expenses associated with the merger that were not discovered in the course of performing due diligence.

•	HSNi stockholders will have a reduced ownership and voting interest in the combined company after the merger and will exercise less influence over management.

Currently, HSNi stockholders have the right to vote in the election of the HSNi board and the power to approve or reject any matters requiring stockholder approval under Delaware law and HSNi’s certificate of incorporation and bylaws. Upon completion of the merger, each HSNi stockholder who receives shares of Liberty’s Series A QVC Group common stock in the merger will become a stockholder of Liberty’s QVC Group with a percentage ownership of the QVC Group that is smaller than the HSNi stockholder’s current percentage ownership of HSNi.

Based on the number of issued and outstanding shares of Series A and Series B QVC Group common stock and shares of HSNi common stock as of April 30, 2017, and on the exchange ratio of 1.65 shares of Series A QVC Group common stock for every outstanding share of HSNi common stock (other than shares of HSNi common stock held by Liberty and its wholly-owned subsidiaries), after the merger HSNi stockholders (other than Liberty and its wholly-owned subsidiaries) are expected to become owners of approximately 10.6% of the undiluted equity and 6.9% of the undiluted voting power of the QVC Group, without giving effect to any shares of QVC Group common stock held by HSNi stockholders prior to the completion of the merger. Even if all former HSNi stockholders voted together on all matters presented to QVC Group stockholders from time to time, the former HSNi stockholders would exercise significantly less influence over the QVC Group after the completion of the merger relative to their influence over HSNi prior to the completion of the merger, and thus would have a less significant impact on the approval or rejection of future QVC Group proposals submitted to a stockholder vote.

•	Because the market price of Liberty’s Series A QVC Group common stock may fluctuate, you cannot be sure of the value of the merger consideration that you may receive.

Upon completion of the merger, each share of HSNi common stock (other than shares held by Liberty or any of its wholly-owned subsidiaries and shares held by HSNi as treasury stock) will be converted into the right to receive 1.65 shares of Liberty’s Series A QVC Group common stock. Because the exchange ratio of common stock at which Liberty is issuing such shares as part of the merger is fixed, any change in the price of the Series A QVC Group common stock prior to completion of the merger will affect the value of the consideration to be paid upon completion of the merger. The value of the merger consideration may vary from the date of the announcement of the Merger Agreement. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in the respective businesses, operations and prospects, and regulatory considerations of Liberty and HSNi. Many of these factors are beyond Liberty’s and HSNi’s control.

•	Liberty’s Series A QVC Group common stock is a tracking stock that tracks the assets and liabilities attributed to Liberty’s QVC Group tracking stock group, and Liberty’s board of directors’ ability to reattribute businesses, assets and expenses between Liberty’s two tracking stock groups may make it difficult to assess the future prospects of Liberty’s Series A QVC Group common stock based on its past performance.

As a result of the merger, HSNi stockholders will receive shares of Liberty’s Series A QVC Group common stock, which is a tracking stock that tracks the assets and liabilities attributed to Liberty’s QVC Group tracking stock group.

Liberty’s board of directors has the ability to reattribute businesses, assets and liabilities between its two tracking stock groups, the QVC Group and the Ventures Group in accordance with Liberty’s restated certificate of incorporation, as amended, and Liberty’s Management and Allocation Policies, and without the approval of its stockholders. For example, in October 2014, Liberty’s board of directors approved the change in attribution from the QVC Group to the Ventures Group of certain digital commerce businesses and approximately $1 billion in cash, without stockholder approval. Any reattribution made by Liberty’s board, as well as the existence of the right in and of itself to effect a reattribution, may impact the ability of investors to assess the future prospects of the QVC Group tracking stock, including its liquidity and capital resource needs, based on its past performance.

•	The integration of HSNi into Liberty’s QVC Group may not be as successful as anticipated.

The merger involves numerous operational, strategic, financial, accounting, legal, tax and other risks; potential liabilities associated with the acquired businesses; and uncertainties related to design, operation and integration of HSNi’s internal control over financial reporting. Difficulties in integrating HSNi into Liberty’s QVC Group may result in HSNi performing differently than expected, in operational challenges or in the failure to realize anticipated expense-related efficiencies. HSNi’s and Liberty’s existing businesses could also be negatively impacted by the merger. Potential difficulties that may be encountered in the integration process include, among other factors:

o	the inability to successfully integrate the businesses of HSNi into Liberty’s QVC Group in a manner that permits the QVC Group to achieve the full revenue and cost savings anticipated from the merger;

o	complexities associated with managing the larger, more complex, integrated business;

o	not realizing anticipated operating synergies;

o	integrating personnel from the two companies while maintaining focus on providing consistent, high-quality customer service;

o	potential unknown liabilities and unforeseen expenses, delays or regulatory conditions associated with the merger;

o	loss of key employees;

o	performance shortfalls at one or both of the companies as a result of the diversion of management’s attention caused by completing the merger and integrating HSNi’s operations into the QVC Group; and

o	the disruption of, or the loss of momentum in, each company’s ongoing business or inconsistencies in standards, controls, procedures and policies.

Forward Looking Statements

This communication includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as “may,” “will,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements about the proposed acquisition (the “proposed acquisition”) of HSN, Inc. (“HSNi”) by Liberty Interactive Corporation (“Liberty Interactive”), the timing of the proposed acquisition and Liberty Interactive’s proposed transaction involving General Communication, Inc., the capitalization of the QVC Group following the proposed acquisition, the continuation of Liberty Interactive’s stock repurchase program, the realization of estimated synergies and benefits from the proposed acquisition, business strategies, market potential, future financial prospects, new service and product offerings, the renaming of Liberty Interactive and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the expected timing and likelihood of completion of the proposed acquisition, including the timing and satisfaction of conditions to the proposed acquisition that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of HSNi or Liberty Interactive, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of HSNi and Liberty Interactive to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, market conditions conducive to stock repurchases, the risk of the amount of any future dividend HSNi may pay, and other factors. These forward-looking statements speak only as of the date of this communication, and Liberty Interactive, QVC, Inc. (“QVC”) and HSNi expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Interactive’s, QVC’s or HSNi’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Interactive, QVC and HSNi, including the most recent Forms 10-K and 10-Q for additional information about Liberty Interactive, QVC and HSNi and about the risks and uncertainties related to the business of each of Liberty Interactive, QVC and HSNi which may affect the statements made in this presentation.

No Offer or Solicitation

This communication relates to a proposed business combination between HSNi and Liberty Interactive. This announcement is for informational purposes only and nothing contained in this communication shall constitute an offer to buy or a solicitation of an offer to sell any securities or the solicitation of any vote in any jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

Liberty Interactive stockholders, HSNi stockholders and other investors are urged to read the registration statement and the proxy statement/prospectus to be filed regarding the proposed acquisition and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the proposed acquisition. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of HSNi. Copies of these SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein are also available, without charge, by directing a request to Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5420. Copies of documents filed with the SEC by HSNi will be made available free of charge on HSNi’s website at http://www.hsni.com or by contacting HSNi’s Investor Relations Department at HSN, Inc., 1 HSN Drive, St. Petersburg, Florida 33729, Attention Investor Relations, Telephone: (727) 872-1000, email: ir@hsn.net.

Participants in a Solicitation

The directors and executive officers of HSNi and other persons may be deemed to be participants in the solicitation of proxies from the holders of HSNi common stock in respect of the proposed acquisition. Information regarding the directors and executive officers of HSNi is available in its definitive proxy statement for HSNi’s 2017 Annual Meeting of Stockholders, which was filed with the SEC on April 10, 2017 and in the other documents filed after the date thereof by HSNi with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Free copies of these documents may be obtained as described in the preceding paragraph.

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